Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

January 30, 2014

VIA HAND DELIVERY & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:      Registration Statement on Form S-4 (File No. 333-193062)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Mylan Inc., a Pennsylvania corporation (the “Registrant”), respectfully requests that the effective date of the Registration Statement on Form S-4 (File No. 333-193062), originally filed by the Registrant on December 23, 2013, as amended on January 30, 2014, be accelerated by the Securities and Exchange Commission (the “Commission”) to January 31, 2014 at 12:00 p.m. Eastern Standard Time or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Joshua Kaufman of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2609 and that such effectiveness also be confirmed in writing.

Very truly yours,

MYLAN INC.

By:	/s/ Bradley L. Wideman
Name:	Bradley L. Wideman
Title:	Vice President, Associate General Counsel Securities and Assistant Secretary

cc:     Joshua Kaufman

Skadden, Arps, Slate, Meagher & Flom LLP